December 18, 2024

Seto Wai Yue
Chief Executive Officer
Dreamland Limited
c/o No. 5, 17th Floor
PeakCastle, No. 476 Castle Peak Road
Cheung Sha Wan
Kowloon, Hong Kong

       Re: Dreamland Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted December 5, 2024
           CIK No. 0002041338
Dear Seto Wai Yue:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 14, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Cover Page

1.     We note the revisions you made on page 9 in response to prior comment 3 and we
       reissue the comment in part. Please disclose on the cover page the location of your
       auditor   s headquarters and whether and how the Holding Foreign
Companies
       Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.
 December 18, 2024
Page 2
2. We note your response to prior comment 5 and your related revisions to your disclosures. Please revise your reference to the low-end of the offer price range on page 45 to be in line with those revisions.
About This Prospectus, page 1

3. We note the revisions you made in response to prior comment 6. We further note you disclose that you "have not independently verified the data" obtained from internal company surveys, market research, consultant surveys, reports of governmental and international agencies and industry publications and surveys. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to specifically state that you are liable for all information in the registration statement or remove such implication.
Prospectus Summary
Corporate Structure, page 6

4. We note the revisions you made in response to prior comment 6. Please revise to address the following:
           If correct, include the name "Dreamland Limited" in the diagram box representing
           "Our Company"; and
           Clarify whether Our Company's 100% interest in Goal Success, and
Goal
           Success's 100% interest in Trendic, represent equity or voting interests. If the percentages represent voting interests, revise to also disclose ownership of the equity interests in the two entities.
       Please make conforming changes to the diagram on page 67.
Business
Experience events, page 74

5. We note your response to prior comment 12. Please revise to state that no payments under these agreements have been made to date. Additionally, please tell us and revise to disclose whether you have made any payments under the new collaboration agreements, and if so, explain how you accounted for the amounts. Management
Related Party Transactions, page 110

6. We note your response to prior comment 16 and reissue the comment in part. Please expand to address the following:
           Regarding the amount due from Ms. Seto, describe the nature of the transaction and disclose the date the outstanding balance was fully repaid;
           Regarding the proceeds from and payments to a shareholder, identify the shareholder(s) and describe the nature of the transaction(s). Additionally, disclose the largest amount outstanding during the period covered and disclose the date the outstanding amount due from the shareholder was fully repaid; and
           Regarding the loan from Ms. Seto, disclose the largest amount outstanding during the period covered and the latest practicable date.
 December 18, 2024
Page 3
Part II - Information Not Required in Prospectus
Item 7. Recent Sales of Unregistered Securities, page II-1

7. We note your response to prior comment 20. Please revise to disclose the nature and aggregate amount of consideration received by you for the share issued to Ms. Seto on
       July 5, 2024.

        Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or David Gessert at 202-551-2326
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Louise Liu, Esq.